SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

NEXUS TELOCATION SYSTEMS LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 40-F ☐ Form 20-F ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

No ☒ Yes ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Nexus Telocation Systems Ltd. Announces its Financial Results for the
First Six Months of 2004

Givatayim, Israel, September 2, 2004. Nexus Telocation Systems Ltd. (OTC Bulletin Board: NXUS), a leading provider of Stolen Vehicle Retrieval services, announced today its consolidated financial results for the first six months of 2004.

Total shareholder’s equity increased during the first six months of 2004 to $10.9 million, mainly as a result of the closing at the end of June of an agreement, pursuant to which Nexus increased its holding in Pointer (Eden Telecom Group) Ltd., its operator in Israel, to 100% and issued shares and warrants of Nexus.

The completion of the transaction to acquire Pointer is part of Nexus’ strategy to strengthen its presence as an operator of location based services and security applications. As a result of the purchase of Pointer by Nexus both companies will be able to expand the services to be provided to their customers. In addition, the continuous improvement in Pointer’s results signals the new stage of Pointer in its life cycle whereby it starts to capitalize on its historical investments.

Pointer’s revenues for the first six months of 2004 increased 26% to NIS26.7 million from NIS21.2 million in the comparable period in 2003. Pointer’s EBITDA increased to NIS4.3 million in the first six months of 2004 as compared to NIS0.8 million in the first half of 2003. However, Pointer’s results were not included in Nexus’ consolidated statement of operations for the first six months of 2004 and such consolidation will start from the following period.

Nexus’ loss from continuing operations in the first six months of 2004 was reduced to $1.3 million or $0.01 per share as compared to $1.8 million or $0.02 per share for the same period in 2003. Nexus’ results in the first six months of 2004 did not include any impact of the automated meter reading discontinued operation, as compared to an $8.5 million one-time non-cash capital gain, which was recorded in the same period in 2003.

The Company’s balance sheet as of June 30, 2004 included, for the first time, the consolidation of Pointer’s balance sheet and $18.2 million of intangible assets, which were recorded pursuant to the purchase price allocation, of which approximately $4.0 million is expected to be amortized over a period of five years.

Arik Avni, CEO of Nexus commented: “I am pleased from the series of positive events we had including the closing of Pointer’s transaction, the continuous improvement in Pointer’s results and the resumption of our business with Venezuela. In Argentina, following the reduction in theft rates and intensed competition, we invest in leveraging our existing infrastructure and reputation to provide additional security based services”.

Yossi Ben-Shalom, Chairman of the Board of Directors of Nexus, added: “As we progress in the process of raising funds to complete the purchase of Shagrir, we believe that our new platform of subsidiaries, Pointer in Israel and Tracsat in Argentina, which together serve today more than 75,000 subscribers is the basis to build a strong group in the field of vehicle services and security”.

Nexus Telocation Systems Ltd. develops, manufactures and markets low energy and cost effective wireless communications and location based information systems through the application of digital spread spectrum technologies deployed in Stolen Vehicle Retrieval applications.

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Nexus and its affiliates. These forward-looking statements are based on the current expectations of the management of Nexus, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Nexus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Contact:
Ronen Stein, V.P. and Chief Financial Officer
Tel.; 972-3-572 3111
e-mail: ronens@nexus.co.il

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30, 2004	December 31, 2003
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$662	$708
Short-term bank deposits	11	11
Trade receivables (net of allowance for doubtful accounts)	3,083	1,417
Other accounts receivable and prepaid expenses	814	641
Inventories	2,160	957

Total current assets	6,730	3,734

LONG-TERM INVESTMENTS:
Other long-term accounts receivable	166	75
Severance pay fund	676	502
Investment in investee	-	2,064

	842	2,641

PROPERTY AND EQUIPMENT, NET	2,530	1,772

INTANGIBLE ASSETS, NET	18,286	143

Total assets	$28,388	$8,290

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$6,574	$1,204
Trade payables	2,030	871
Other accounts payable and accrued expenses	2,848	1,806

Total current liabilities	11,452	3,881

LONG-TERM LIABILITIES:
Long-term loan	4,890	3,000
Accrued severance pay	1,120	691

	6,010	3,691

SHAREHOLDERS' EQUITY:
Share capital	1,142	773
Additional paid-in capital	94,131	83,239
Deferred stock compensation	(354)	(566)
Cumulative foreign currency translation adjustments	(806)	(840)
Accumulated deficit	(83,187)	(81,888)

Total shareholders' equity	10,926	718

	$28,388	$8,290

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Year ended December 31,
	2004	2003	2003
	Unaudited

Revenues:
Sales	$1,475	$1,357	$2,774
Services	936	1,263	2,376

Total revenues	2,411	2,620	5,150

Cost of revenues:
Sales	1,071	880	2,099
Services	975	869	2,075

Total cost of revenues	2,046	1,749	4,174

Gross profit	365	871	976

Operating expenses:
Research and development, net	254	343	664
Selling and marketing	269	358	621
General and administrative	741	656	1,410
Amortization of deferred stock compensation (*)	228	-	400

Total operating expenses	1,492	1,357	3,095

Operating loss	1,127	486	2,119
Financial expenses, net	172	1,316	1,105
Other expenses	-	-	32

Loss from continuing operations	1,299	1,802	3,256
Gain from disposal of discontinued operations	-	8,524	8,524

Net income (loss)	$(1,299)	$6,722	$5,268

Basic and diluted loss per share from continuing operations
(in U.S. $)	$0.01	$0.02	$0.04
Basic and diluted income per share from discontinued operations
(in U.S. $)	-	0.11	0.10

Total basic and diluted income (loss) per share (in U.S. $)	$(0.01)	$0.09	$0.06

Weighted average number of shares outstanding (in thousands)	120,799	74,928	85,567

*) Stock-based compensation relates to the following:
Research and development	$-		$125
General and administrative	228		275

Total	$228		$400

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXUS TELOCATION SYSTEMS LTD. BY: /S/ Arik Avni —————————————— Arik Avni CEO

Date: September 6, 2004